UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 26, 2019 Grindrod Shipping Holdings Ltd. (the “Company”) announced its intent to hold an Annual General Meeting of Shareholders (the “AGM”) on May 29, 2019 at 18H00 Singapore Standard Time. In connection with the AGM, the Company will mail to its beneficial shareholders on or about May 2, 2019 and its shareholders of record; (i) a Notice of Annual General Meeting of Shareholders, dated as of the date hereof, and (ii) Directors’ Statement and the Consolidated and Combined Audited Financial Statements for the financial year ended December 31, 2018, attached hereto as Exhibits 99.1 and 99.2, respectively.

Exhibits

99.1	Notice of AGM (including a form of proxy), dated April 26, 2019

99.2	Directors’ Statement for Grindrod Shipping Holdings Ltd. and the Consolidated and Combined Audited Financial Statements of Grindrod Shipping Holdings Ltd. for the Financial Year ended December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: April 26, 2019	/s/Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer